                                                                      Exhibit 99


                               COGNOS INCORPORATED


                              FINANCIAL INFORMATION
                        IN ACCORDANCE WITH CANADIAN GAAP
                   FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2001


The consolidated financial information as set out in the Corporation's 2001 Annual Report is in United States (U.S.) dollars and in accordance with U.S. generally accepted accounting principles (GAAP). In keeping with the requirements of Canadian legislation, the Corporation is also providing its shareholders with consolidated financial information in accordance with Canadian GAAP (in United States dollars).

The generally accepted accounting principles in Canada differ in some respects from those applicable in the U.S. The most significant difference in fiscal 2001 arises from the accounting for acquisitions (see Note 5 of the Notes to the Consolidated Financial Statements). All consolidated financial statements were affected by this difference.

                               COGNOS INCORPORATED

                       CANADIAN GAAP FINANCIAL INFORMATION


Table of Contents


The information appearing in this document consists of the following information for the fiscal year ended February 28, 2001:

                                                                          PAGE
                                                                         -------
Management's Discussion and Analysis of Financial Condition
   and Results of Operations...........................................   3-22

Report of Management...................................................    23

Auditors' Report.......................................................    24

Consolidated Financial Statements and Notes............................   25-45

Five-Year Summary......................................................    46

                               COGNOS INCORPORATED

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
    (in United States dollars, unless otherwise indicated, and in accordance with Canadian GAAP)


The following discussion should be read in conjunction with the audited consolidated financial statements and notes for the fiscal year ended February 28, 2001. We prepare and file our consolidated financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in United States (U.S.) dollars and in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. The consolidated financial statements and MD&A in accordance with U.S. GAAP, in U.S. dollars, are also made available to all shareholders and filed with various regulatory authorities.

On April 6, 2000, our Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to stockholders of record at the close of business on April 20, 2000. Share and per-share amounts in this MD&A, and the audited consolidated financial statements and notes thereto, have been adjusted retroactively for this split.

OVERVIEW

Cognos is a leading global provider of business intelligence software solutions. We develop, market, and support an integrated business intelligence platform that allows our customers, as well as their partners, customers, and suppliers, to analyze and report data from multiple perspectives and to effectively coordinate decision-making and actions across the extended enterprise through intranets, extranets, and the Internet. Our software is designed to allow our customers to effectively use data to make faster, more informed decisions in order to improve operational effectiveness, increase customer satisfaction, accelerate corporate response times, and, ultimately, enhance revenues and profits.

Our enterprise business intelligence platform (EBI Platform) is uniquely positioned to take advantage of the accelerating demand for business intelligence solutions for the extended enterprise across all industries. Our EBI Platform is an integrated software foundation that is designed to meet our customers' end-to-end business intelligence requirements, including reporting, analysis, query, and visualization, in a secure, Web-based environment that is easy to use and deploy across the extended enterprise. The information produced by our platform is distributed over a business intelligence portal that enables users, both inside and outside the organization, to access business intelligence content, such as reports and scorecarding, through a secure, personalized Web-based interface. Our business intelligence solution also includes an integrated set of analytic applications built upon the foundation of our EBI Platform, which provide "out-of-the-box" functionality for reporting and analysis in functional areas such as finance, inventory, and sales.

Revenue is derived from the licensing of software and the provision of related services, which include product support and education, consulting, and other services. We generally license software and provide services subject to terms and conditions consistent with industry standards. Our customers may elect to contract with us for product support, which includes product and documentation enhancements, as well as telephone support, by paying either an annual fee or fees based on their usage of support services.

We operate internationally with a substantial portion of our business conducted in foreign currencies. Accordingly, our results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, to other foreign currencies.

Currently we derive our revenue from the licensing, support, and service of business intelligence solutions and application development tools. In the most recent fiscal year, revenue associated with our business intelligence solutions made up 90% of our total revenues; application development tools made up 10% of our total revenues. The percentage of revenue attributable to application development tools has declined over the last six fiscal years and is expected to continue to decline in the future as the market moves away from proprietary systems and towards packaged application products. We are focused on maintaining our leadership position in the business intelligence market and believe that the application development tools market will continue to decrease in importance for our financial results.

We recognize revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. Substantially all of our product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met. Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts. Revenue from education, consulting, and other services is recognized at the time the services are rendered. For contracts with multiple obligations (e.g., deliverable and undeliverable products, support obligations, education, consulting, and other services), we allocate revenue to each element of the contract based on objective evidence of the fair value of the element.

The sales cycle for our products may span nine months or more. Historically, we have recognized a substantial portion of our revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. Even minor delays in booking orders may have a significant adverse impact on revenues for a particular quarter. To the extent that delays are incurred in connection with orders of significant size, the impact will be correspondingly greater. As corporations move to enterprise-wide deployments, orders become larger, and hence, the impact of the sales cycle becomes increasingly harder to predict. We currently operate with virtually no order backlog because our software products typically are shipped shortly after orders are received. Product license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. As a result of these and other factors, our quarterly results have varied significantly in the past and are likely to fluctuate significantly in the future. Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily indicative of the results to be expected in any future period.

We license our software through our direct sales force and value-added resellers, system integrators, and original equipment manufacturers. Direct sales accounted for approximately 70%, 69%, and 69% of our license revenues for the years ended February 28, 2001 (fiscal 2001), February 29, 2000 (fiscal
2000), and February 28, 1999 (fiscal 1999), respectively. As enterprise-wide deployments become more important to our customers, we believe that the direct sales channel is the most effective method of penetrating the large enterprise market; however, in order to have adequate market coverage for smaller and mid-size companies, we continue to expend a significant amount of resources developing our indirect sales activities. We also continue to commit significant management time and financial resources to developing direct and indirect international sales and support channels.

RESULTS OF OPERATIONS

Total revenue for fiscal 2001 was $495.7 million, which was 29% more than the fiscal 2000 revenue of $385.6 million which, in turn, was 28% more than the fiscal 1999 revenue of $301.1 million. Net income for fiscal 2001 was $62.7 million and basic net income per share was $0.72, compared to fiscal 2000 net income of $54.5 million and basic net income per share of $0.63, and net income of $58.1 million and basic net income per share of $0.66 for fiscal 1999.

We experienced decreases in net income as a percentage of revenue in fiscal 2001 and 2000. In both fiscal 2001 and 2000 we increased our investment in our sales channels to focus on revenue growth and expand global market coverage. During fiscal 2001 the decrease in net income as a percentage of revenue was the result of increases in selling, general, and administrative expenses. The decrease during fiscal 2000 was the result of increases in selling, general, and administrative expenses and decreases in the level of investment tax credits
(ITCs) from prior years. The decrease in the level of ITCs was the result of the Corporation recognizing the benefits of previously unrecorded ITCs during fiscal 1999 and 1998.

The following table sets out, for each fiscal year indicated, the percentage that each income and expense item bears to revenue, and the percentage change in the dollar amount of each item as compared to the prior fiscal year.


                                                                                                  Percentage Change
                                                        Percentage of Revenue                        from Fiscal
                                             --------------------------------------------   -------------------------------
                                                                                               2000 to         1999 to
                                                  2001          2000           1999              2001           2000
                                             --------------------------------------------   -------------------------------

Revenue                                          100.0%          100.0%       100.0%             28.5%          28.1%
                                             --------------------------------------------

Operating expenses

   Cost of product license                         1.5             1.3          1.9              39.7           (8.8)

   Cost of product support                         3.6             3.6          3.7              29.5           23.2

   Selling, general, and administrative           66.1            63.5         59.2              33.8           37.3

   Research and development                       13.6            13.9         14.0              25.6           26.7

   Investment tax credits                         (1.4)           (1.6)        (4.9)              7.8          (58.3)
                                             --------------------------------------------

Total operating expenses                          83.4            80.7         73.9              32.8           39.8
                                             --------------------------------------------

Operating income                                  16.6            19.3         26.1              10.5           (5.2)

Interest expense                                  (0.2)           (0.2)        (0.2)              9.5           36.2

Interest income                                    2.5             1.9          2.2              66.2           15.9
                                             --------------------------------------------

Income before taxes                               18.9            21.0         28.1              15.6           (3.8)

Income tax provision                               6.3             6.9          8.8              16.9            1.4
                                             --------------------------------------------

Net income                                        12.6%           14.1%        19.3%             15.0%          (6.2)%
                                             ============================================

* not meaningful

REVENUE

Our total revenue was $495.7 million in fiscal 2001, compared to $385.6 million in fiscal 2000, and $301.1 million in fiscal 1999. Our growth in total revenue was derived primarily from the increase in revenue from our business intelligence products, principally Web versions of Impromptu(R) and PowerPlay(R); contributing to the increase, but to a lesser extent, were Cognos Visualizer, DecisionStream(TM), Cognos Query, and Cognos Finance. Total revenue for all business intelligence products was $446.8 million, $328.0 million, and $230.9 million in fiscal 2001, 2000, and 1999, respectively, which resulted in year-over-year increases of 36% and 42%, respectively. Total revenue from our business intelligence products represented 90%, 85%, and 77% of total revenue in fiscal 2001, 2000, and 1999, respectively.

Total revenue from our application development tools, PowerHouse(R) and Axiant(R), was $48.9 million in fiscal 2001, compared to $57.6 million in fiscal 2000, and $70.2 million in fiscal 1999, which resulted in year-over-year decreases of 15% and 18%, respectively.

The growth in total revenue from product license, product support, and services in fiscal 2001 from fiscal 2000 was as follows: a 29% increase in product license revenue, a 25% increase in product support revenue, and a 33% increase in services revenue. This compares to an increase for the same categories for fiscal 2000 from fiscal 1999 as follows: 28%, 27%, and 30%, respectively.

Our operations are divided into three main geographic regions: (1) North America (includes Latin America), (2) Europe (consists of the U.K. and Continental Europe), and (3) Asia/Pacific (consists of Australia and countries in the Far
East). In fiscal 2001, the percentage of total revenue from North America, Europe, and Asia/Pacific was 64%, 30%, and 6%, respectively, compared to 61%, 32%, and 7%, respectively, in fiscal 2000 and 59%, 34%, and 7%, respectively, in fiscal 1999. In fiscal 2001, total revenue from North America, Europe, and Asia/Pacific increased from fiscal 2000 by 35%, 19%, and 13%, respectively, compared to increases of 32%, 20%, and 32%, respectively, in fiscal 2000 from fiscal 1999. The increase in growth for fiscal 2001 compared to fiscal 2000 in North America is attributable to the increase in revenue from the business intelligence products; however, due to economic conditions, growth rates began to slow in the fourth quarter of fiscal 2001. The decrease in growth for Europe was partly the result of foreign exchange rate fluctuations. Further, we were able to take advantage of market opportunities in Continental Europe, but were unable to realize these advantages in the United Kingdom. Excluding exchange rate fluctuations, revenue growth for Europe would have been 32% for fiscal 2001 as compared to 28% growth, excluding exchange fluctuations, for fiscal 2000. The decline in growth rate during fiscal 2001 in Asia/Pacific was mainly attributable to our Australian markets, where we experienced slower growth which was mainly attributable to year-over-year exchange rate fluctuations.

A substantial portion of our business is conducted in foreign currencies. Accordingly, our results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, to other foreign currencies. The effect of foreign exchange rate fluctuations decreased the overall revenue growth by four percentage points in fiscal 2001 from fiscal 2000 and by two percentage points in fiscal 2000 from fiscal 1999.


Product License Revenue

Total product license revenue was $262.8 million, $203.3 million, and $158.4 million in fiscal 2001, 2000, and 1999, respectively, and accounted for 53% of our revenue for each of the respective time periods. The increase in all periods occurred predominantly as a result of the performance of our business intelligence products. Product license revenue from these products was $248.8 million, $186.6 million, and $131.9 million in fiscal 2001, 2000, and 1999, respectively, which resulted in year-over-year increases of 33% and 41%, respectively. The growth in product license revenue from the business intelligence products during fiscal 2001 was less than the growth rate reported in fiscal 2000. Although the overall revenue growth rate in North America increased in fiscal 2001 from fiscal 2000, we experienced the impact of the rapid economic slowdown in this geographical region late in our fourth fiscal quarter. We experienced hesitancy on the part of commercial customers in North America to make large commitments. We believe that the softening North American economy is causing a retrenchment in the near-term level of investment in higher valued software products. Product license revenue associated with the business intelligence products contributed approximately 95%, 92%, and 83% to this revenue category in fiscal 2001, 2000, and 1999, respectively.

Product license revenue from our application development tools, PowerHouse and Axiant, was $14.0 million, $16.7 million, and $26.5 million in fiscal 2001, 2000, and 1999, respectively. We expect that, in both the short and long term, the trend of decreasing product license revenue from these products will continue.

Our sales and marketing strategy includes multi-tiered channels ranging from a direct sales force to various forms of third-party distributors, resellers, and original equipment manufacturers. We believe that a direct sales force is more effective than third-party sales in reaching Global 2000 companies because it is more relationship focused. We use third-party distributors in selected regions in order to extend our geographic coverage.

Total product license revenue from third-party channels represented 30% of total product license revenue in fiscal 2001 compared to 31% in fiscal 2000 and 1999. Within our business intelligence market, product license revenue from third-party channels was $75.7 million in fiscal 2001, compared to $57.3 million in fiscal 2000 and $42.3 million in fiscal 1999. Product license revenue within this market from third-party channels represented 30% of our product license revenue in fiscal 2001, compared to 31% in fiscal 2000 and 32% in fiscal 1999.


Product Support Revenue

Product support revenue was $147.6 million, $118.1 million, and $93.3 million in fiscal 2001, 2000, and 1999, respectively. Product support revenue accounted for 30% of our total revenue for fiscal 2001 and 31% for fiscal 2000 and 1999. The increase in the dollar amounts was the result of new support contracts from the expansion of our customer base, as well as the renewal of existing support contracts.

Total product support revenue from the business intelligence products was $114.2 million, $78.8 million, and $52.0 million in fiscal 2001, 2000, and 1999, respectively and made up 77%, 67%, and 56% of the total product support revenue in fiscal 2001, 2000, and 1999, respectively. In fiscal 2001, total product support revenue from business intelligence products increased by 45% from fiscal 2000 and total product support revenue from application development tools decreased by 15% over the same period. In fiscal 2000, total product support revenue from the business intelligence products increased by 52% from fiscal 1999 and total product support revenue from the application development tools decreased by 5% over the same period.


Services Revenue

Revenue from education, consulting, and other services was $85.3 million, $64.3 million, and $49.4 million in fiscal 2001, 2000, and 1999, respectively. Services revenue accounted for 17% of our total revenue for fiscal 2001 and 2000 and accounted for 16% of our total revenue for fiscal 1999. During fiscal 2001, we continued to increase the level of sales of our business intelligence solutions within global enterprises. Our business intelligence solutions were increasingly being deployed on an enterprise-wide, global basis within organizations for mission-critical applications. Successful installation and deployment of our solution has become critical to our customers' success. As a result, our customers have increasingly required services such as strategic planning, project management, analysis and design, technical advisory, and instruction to effectively deploy our solutions.

The increase in services revenue in fiscal 2001 was predominantly the result of an increase in consulting revenue and, to a lesser extent, increases in education revenue associated with the business intelligence products. Services revenue associated with the business intelligence products contributed approximately 98%, 97%, and 95% to this revenue category in fiscal 2001, 2000, and 1999, respectively.


OPERATING EXPENSES

Cost of Product License

The cost of product license consists primarily of royalties for technology licensed from third parties and the costs of materials and distribution related to licensed software. Product license costs in fiscal 2001 were $7.3 million compared to $5.2 million in fiscal 2000 and $5.7 million in fiscal 1999. Product license costs represented 3% of product license revenue for fiscal 2001 and 2000 and 4% of product license revenue for fiscal 1999. The increase, in dollar terms, in fiscal 2001 from fiscal 2000 is due to increases in royalty costs; material and distribution costs remained relatively consistent with fiscal 2000 levels. The decrease in fiscal 2000 from fiscal 1999 was due to decreases in both royalty costs and materials and distribution costs associated with product offerings.


Cost of Product Support

The cost of product support includes the costs associated with resolving customer inquiries and other telesupport and websupport activities, royalties in respect of technological support received from third parties, and the cost of materials delivered in connection with enhancement releases. The cost of product support was $17.8 million, $13.8 million, and $11.2 million in fiscal 2001, 2000, and 1999, respectively. These costs represented 12% of product support revenue for each of fiscal 2001, 2000, and 1999. The increase, in dollar terms, in fiscal 2001 from fiscal 2000 was associated predominantly with increases in customer telesupport and websupport costs. The increase in fiscal 2000 from fiscal 1999 was associated predominantly with increases in customer telesupport and websupport costs; while enhancement release costs contributed to a lesser extent to the increase.


Selling, General, and Administrative

Selling, general, and administrative expenses were $327.6 million, $244.8 million, and $178.3 million in fiscal 2001, 2000, and 1999, respectively. These costs were 66% of revenue in fiscal 2001 compared to 64% and 59% in fiscal 2000 and 1999, respectively. The increase in the selling, general, and administrative expenses in fiscal 2001 was primarily the result of increases in staffing and related compensation expenses. Contributing to a lesser extent to the increase were facilities, marketing costs, and the amortization of the technology acquired on acquisitions of various companies over the last four fiscal years. During fiscal 2001, we continued to increase our investment in our sales channels, to focus on opportunities for new revenue growth and expand global market coverage. The average number of employees within the selling, general, and administrative areas grew by 29% in fiscal 2001, predominantly as the result of additions to sales and services staff. The increase in the selling, general, and administrative expenses in fiscal 2000 was primarily the result of increases in staffing and related compensation expenses and, to a lesser extent, increases in subcontracting, facilities, and marketing costs. During fiscal 2000, we increased our investment in our sales channels to focus on revenue growth and to expand our global market coverage. The average number of employees within the selling, general, and administrative areas grew by 30% in fiscal 2000, predominantly as the result of additions to sales and services staff. The costs per employee increased 4% in fiscal 2001 and 6% in fiscal 2000.


Research and Development

Research and development costs were $67.3 million, $53.5 million, and $42.3 million for fiscal 2001, 2000, and 1999, respectively. Research and development costs have continued to increase, in dollar terms, over the last several fiscal years, but have remained constant at 14% of total revenue for each of fiscal 2001, 2000, and 1999. The growth in fiscal 2001 was primarily the result of increases associated with higher staffing levels in this area. Increases in services purchased externally and other costs associated with the development of our product lines to meet foreign market requirements also contributed to the increase for the fiscal year. The growth during fiscal 2000 was predominantly the result of higher staffing levels and related compensation expenses. The increase in the average number of employees in this area was 15% in fiscal 2001 from fiscal 2000, and was 26% in fiscal 2000 from fiscal 1999.

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Capitalized costs are amortized over a period not exceeding 36 months. Costs were not deferred in any of fiscal 2001, 2000, or 1999 because either no projects met the criteria for deferral or the period between (i) achieving technological feasibility and (ii) the general availability of the product was short, and the associated costs were immaterial.

During fiscal 2001 we continued to invest in R&D activities for our business intelligence solutions, including further development of e-Application packages and continued investment in our existing enterprise business intelligence platform. During the current fiscal year we released a new version of Cognos Query, our Web-based database query and navigation tool, and DecisionStream 6.5, a data mart creation component of the BI platform which unites data from disparate sources and consolidates it into data marts. In addition to our e-Application for Sales Analysis, Inventory Analysis, and Financial Analysis, we released the e-Commerce Analysis application for the IBM WebSphere Commerce Suite during fiscal 2001. We also released version 5.0 of Cognos Finance, a solution that delivers integrated budgeting, forecasting, consolidation, and financial reporting and analysis in one comprehensive system, and version 1.5 of Cognos Visualizer which has significant enhancements for scorecarding and key performance indicator applications displaying these metrics in a single presentation. To further drive business value for customers, we released a new product that creates scorecards of key performance indicators. This packaged application addresses a key requirement for enterprise business performance measurement.

During fiscal 2002, we plan to make available a new version of all our core software products, with the release of EP Series 7. EP Series 7 will also introduce enterprise event management technology we acquired this past year through our purchase of NoticeCast Software Ltd. This technology monitors business processes and automatically notifies users of key events and performance indicators or data via their personal computer, personal digital assistant or other wireless device, enabling them to take immediate action. Our customers will be able to react rapidly to key business events and changes in business performance as they will be able to leverage our business intelligence platform to quickly relate these events to overall enterprise business performance. To help customers address a broader range of enterprise requirements, we plan to invest in research and development to extend our e-Application offerings.

Acquisitions

Fiscal 2001

During the second quarter of fiscal 2001, we acquired Powerteam OY, our distributor in Finland. The shareholders of Powerteam OY will receive approximately $2,258,000 in cash over two years and could also receive cash payments not to exceed $500,000 over the next three years. We have conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of the purchase price.

During the third quarter of fiscal 2001, we acquired NoticeCast Software Ltd., based in Twickenham, United Kingdom. NoticeCast's Enterprise Event Management Software monitors business processes and delivers timely business intelligence notifications to business users across the enterprise via e-mail on their personal computer, hand-held or wireless device. The shareholders of NoticeCast Software Ltd. received approximately $9,000,000 in cash on closing and will receive 148,468 shares of our common stock valued at approximately $4,820,000. We are holding the shares in escrow and they will be released on the second anniversary of the closing of the transaction.

Also during the third quarter of fiscal 2001, we completed the acquisition of Johnson & Michaels, Inc. (JAMI), a leading provider of business intelligence consulting services. The shareholders of JAMI will receive total cash consideration of approximately $3,915,000 over three years and 104,230 shares of our common stock valued at $4,250,000 over the same period. Approximately $1,406,000 was paid and 39,085 shares were issued on closing; we are holding the remaining shares, all of which were issued, in escrow and they will be released on the first (33%), second (33%), and third (34%) anniversaries of the closing of the transaction. We have conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of the purchase price. The deferred shares, valued at $2,656,000, are accounted for as an offset to capital stock.


Fiscal 2000

We acquired Information Tools AG, our distributor in Switzerland. The shareholders of Information Tools AG are to receive total consideration of approximately $657,000, of which $458,000 was received in cash during fiscal 2000. The remainder of the consideration ($199,000) is payable equally on the first and second anniversaries of the closing of the transaction. An amount, not to exceed $500,000, could also be paid in contingent consideration. Of that amount, approximately $60,000 will be paid in fiscal 2002 relating to fiscal 2001 results and approximately $120,000 was paid in fiscal 2001 relating to fiscal 2000 results. We have conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price.

We also purchased the entire outstanding minority interest in our subsidiary in Singapore, Cognos Far East Pte Limited. The former minority shareholders of Cognos Far East Pte Limited received approximately $1,688,000 in cash upon completion of the purchase. No further consideration is due to the former minority shareholders of the subsidiary.


Fiscal 1999

During the fourth quarter ended February 28, 1999 we acquired substantially all the assets of Relational Matters, including its DecisionStream software and technology. DecisionStream software is a high-performance data aggregation and integration tool used to populate data warehouses and data marts and OLAP (online analytical processing) servers. The software simplifies the loading of data marts into our business intelligence solutions, providing a coordinated view of data marts throughout an organization. Relational Matters will receive approximately $7,550,000 over three years and 250,980 shares of our common stock valued at $1,823,000, over the same time period. We placed the shares, all of which were issued, in escrow on the closing of the acquisition. A portion (40%) were released on the second anniversary of the closing of the transaction and the remainder (60%) will be released on the third anniversary of the closing of the transaction. We have conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price. The deferred shares, valued at $1,823,000, are accounted for as an offset to capital stock.

In addition, during the fourth quarter of fiscal 1999, we acquired LEX2000 Inc., for a combination of cash and our common stock. LEX2000(TM) was the only significant in-process research and development project acquired on the purchase. LEX2000 is a financial reporting, consolidation, budgeting, and forecasting system designed to gather data from many sources and allow users to report on and analyze data. LEX2000 provides the user with enterprise-wide access to financial data creating data marts and retrieving information in order to build complex financial reports. The shareholders of LEX2000 Inc. will receive approximately $7,444,000 over three years and 252,118 shares of our common stock valued at $1,940,000 over the same time period. Approximately 14,200 shares were issued at closing; we placed the remainder, all of which were issued, in escrow on the closing of the acquisition. A portion (50%) was released on the second anniversary of the closing of the transaction and the remainder (50%) will be released on the third anniversary of the closing of the transaction. We have conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price. The deferred shares, valued at $1,644,000, are accounted for as an offset to capital stock.

The acquisitions in fiscal 2001, 2000, and 1999 have been accounted for using the purchase method. The results of operations of all acquired companies prior to their respective dates of acquisition were not material. The results of all acquired companies have been combined with our results of operations since their respective dates of acquisition.


Investment Tax Credits

The Corporation recognized investment tax credits of $6.7 million, $6.2 million, and $14.9 million in fiscal 2001, 2000, and 1999, respectively, related to research and development activities performed in Canada.

Interest Income and Expense

Interest income was earned on our cash, cash equivalents, and short-term investments and interest expense related primarily to the interest on our mortgage, which was discharged during fiscal 2001, and capital leases. Net interest income was $11.6 million, $6.7 million, and $5.9 million in fiscal 2001, 2000, and 1999, respectively. The increase during fiscal 2001 was the result of an increase in the average size of the investment portfolio, and an increase in the average effective interest rates earned on investments during fiscal 2001. This increase was offset slightly by the impact of unfavorable exchange rate fluctuations. The increase in fiscal 2000 was the result of an increase in the average size of the investment portfolio and, to a lesser extent the impact of favorable exchange rate fluctuations. This increase was offset by a slight decrease in the average effective interest rates earned on investments during fiscal 2000.


Tax Expense

Our tax rate is affected by the relative profitability of our operations in various geographic regions. In fiscal 2001 the Corporation's effective tax rate was 33%, compared to 33% in fiscal 2000, and 31% in fiscal 1999.(See Note 9 of the Notes to the Consolidated Financial Statements.)


LIQUIDITY AND CAPITAL RESOURCES

As of February 28, 2001, we held $234.6 million in cash, cash equivalents, and short-term investments, an increase of $37.8 million from February 29, 2000. In addition, we have arranged an unsecured credit facility that includes an operating line and foreign exchange conversion facilities. The operating line permits us to borrow funds or issue letters of credit or guarantee up to Cdn$15.0 (US$9.8) million, subject to certain covenants. As of February 28, 2001, there were no direct borrowings under this operating line. As discussed further below, we have foreign exchange conversion facilities that allow us to hold foreign exchange contracts of approximately Cdn$130.0 (US$84.9) million outstanding at any one time.

As of February 28, 2001, we had a total of $1.6 million of long-term liabilities (including the current portion of long-term debt and long-term liabilities). As of February 28, 2001, working capital was $197.7 million, an increase of $31.2 million from February 29, 2000, primarily because of higher levels of short-term investments and accounts receivable which were partially offset by a decrease in cash and increases in deferred revenue and other current liabilities. During fiscal 2001 we used $14.0 million in cash for share repurchases and $11.4 million for acquisitions.

Cash provided by operating activities (after changes in non-cash working capital items) for fiscal 2001 was $99.0 million, an increase of $15.8 million compared to the prior fiscal year. This fluctuation was due to an increase in net income after adjustments for depreciation, amortization, and other non-cash items and a net decrease in non-cash working capital as compared to a net increase in non-cash working capital during fiscal 2000.

Cash used in investing activities was $119.2 million for fiscal 2001, an increase in investment of $81.5 million compared to the prior fiscal year. The majority of the fluctuation stems from an increase in net investment in short-term investments and increases in fixed asset additions and acquisition costs. In fiscal 2001, we spent $56.6 million related to the activity in short-term investments compared to $7.4 million (both net of maturities) in fiscal 2000. In addition, we spent $11.4 million in fiscal 2001 on acquisitions, compared to $2.1 million in fiscal 2000. (See Note 5 of the Notes to the Consolidated Financial Statements.) The increase in fixed asset additions was primarily the result of the construction, during fiscal 2001, of a second building on the site of our corporate headquarters in Ottawa as well as purchases of computer equipment and software. We invested approximately $17.8 million during fiscal 2001 in the expansion of our headquarters, as compared to $3.4 million during fiscal 2000. This headquarters expansion was substantially complete in December 2000 and the building was fully occupied by the end of fiscal 2001.

Cash provided by financing activities was $4.5 million for fiscal 2001, compared to the use of $9.1 million for financing activities during fiscal 2000. Our financing activities for both fiscal years involved the repurchase of our own shares in the open market, and the issuance of shares pursuant to our stock purchase plan and the exercise of stock options. Relating to financing activities, we issued 1,889,000 common shares for consideration of $20.6 million during fiscal 2001, compared to 2,093,000 shares for consideration of $16.5 million in fiscal 2000. The issuance of shares in both periods was pursuant to our stock purchase plan and the exercise of stock options by employees, officers, and directors. During fiscal 2001 we repurchased 579,500 shares at a cost of $14.0 million, compared to 2,286,000 shares repurchased at a cost of $26.0 million in fiscal 2000.

The share repurchases made in the past two fiscal years were part of distinct open market share repurchase programs through the Nasdaq National Market. The share repurchases made in fiscal 2001 were part of two open market share repurchase programs. The program adopted in October 1999 expired on October 8, 2000. Under this program we repurchased 150,000 of our shares for $3.4 million; all repurchased shares were cancelled. In October 2000, we adopted a new program that will enable us to purchase up to 4,403,510 common shares (not more than 5% of those issued and outstanding) between October 9, 2000 and October 8, 2001. Under the current program we have repurchased 529,500 shares for $11.9 million during fiscal 2001; all repurchased shares were cancelled. This program does not commit us to make any share repurchases. Purchases will be made on the Nasdaq National Market at prevailing open market prices and paid out of general corporate funds. All repurchased shares will be cancelled. A copy of the Notice of Intention to Make an Issuer Bid is available from the Corporate Secretary. (See Note 10 of the Notes to the Consolidated Financial Statements.)

Our policy with respect to foreign currency exposure is to manage our financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. To achieve this objective, we enter into foreign exchange forward contracts to hedge portions of the net investment in our various subsidiaries. Typically these contracts are between the United States dollar, the euro, the British pound, the German mark, and the Australian dollar. We enter into these foreign exchange forward contracts with major Canadian chartered banks, and therefore we do not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts. As of February 28, 2001, we had foreign exchange forward contracts, with maturity dates ranging from March 29, 2001 to July 26, 2001, to exchange various foreign currencies in the amount of $15.2 million.

We have never declared or paid any cash dividends on our common shares. Our current policy is to retain our earnings to finance expansion and to develop, license, and acquire new software products, and to otherwise reinvest in Cognos.

We anticipate that through fiscal 2002 our operations will be financed by current cash balances and funds from operations. If we were to require funds in excess of our current cash position to finance our longer-term operations, we would expect to obtain such funds from, one or a combination of, the expansion of our existing credit facilities, or from public or private sales of equity or debt securities.

Inflation has not had a significant impact on our results of operations.

EUROPEAN ECONOMIC AND MONETARY UNION

The euro currency was introduced on January 1, 1999, and the transition to this new currency has associated with it many potential implications for businesses operating in Europe including, but not limited to, products, information technology, pricing, currency exchange rate risk and derivatives exposure, continuity of material contracts, and potential tax consequences.

The new euro currency is being introduced in stages over the course of a 3 1/2 year transition period. We believe the transition to the euro will have limited longer-term implications on our business. We have taken steps in the transition to the euro in the area of our internal processes and systems through identifying, modifying, and testing these processes and systems to handle transactions and reporting requirements involving the euro in accordance with the regulations. Our financial application systems represent the most significant internal systems that are affected by the transition to the euro. We continue to upgrade these systems to enable us, together with certain process changes and modifications provided by the application vendor to its supported customers, to handle the requirements for transactions and reporting involving the euro. To handle the full requirements of the euro we plan to implement the latest version level upgrade of our financial applications systems during fiscal 2002. We continue to identify, upgrade, and modify our systems and processes in order to handle the various stages of the euro implementation. We are continuing to monitor our pricing in Europe, giving consideration to the transition to the euro.

We believe that the costs relating to the conversion of our internal systems and processes incurred to date, along with any future costs relating to such conversions, will not have a material adverse effect on our business, results of operations, or financial condition.


MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Further discussion of our investment and foreign exchange policies can be found in Notes 1 and 8 of the Notes to the Consolidated Financial Statements.


Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. The investment of cash is regulated by our investment policy of which the primary objective is security of principal. Among other selection criteria, the investment policy states that the term to maturity of investments cannot exceed one year in length. We do not use derivative financial instruments in our investment portfolio.

Interest income on our cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, but we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of these financial instruments. The amount of our long-term debt is immaterial. Our interest income and interest expense are most sensitive to the general level of interest rates in Canada and the United States. Sensitivity analysis is used to measure our interest rate risk. For the fiscal year ending February 28, 2001, a 100 basis-point adverse change in interest rates would not have had a material effect on our consolidated financial position, earnings, or cash flows.

Foreign Currency Risk

We operate internationally; accordingly, a substantial portion of our financial instruments are held in currencies other than the United States dollar. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. To achieve this objective, we enter into foreign exchange forward contracts to hedge portions of the net investment in various subsidiaries. The forward contracts are typically between the United States dollar, the euro, the British pound, the German mark, and the Australian dollar. Sensitivity analysis is used to measure our foreign currency exchange rate risk. As of February 28, 2001, a 10% adverse change in foreign exchange rates versus the U.S. dollar would not have had a material effect on our reported cash, cash equivalents, and short-term investments.


CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

We make certain statements in this report that constitute forward-looking statements. These statements include, but are not limited to, statements relating to our expectations concerning future revenues and earnings, including future rates of growth, from the licensing of our business intelligence and application development products and related product support and services, and relating to the sufficiency of capital to meet our working capital and capital expenditure requirements. Forward-looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those stated in the forward-looking statements. There can be no guarantee that future results will turn out as expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also adversely affect our business operations. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or events, conditions, or circumstances on which any such statement may be based.


Risks Related to Our Business

Our revenue may not continue to grow at historical rates.

Although we have experienced significant license revenue growth with respect to our business intelligence products over the past few fiscal years, we cannot assure you that we will continue to grow. If we do grow, we cannot assure you that we will be able to maintain the historical rate or extent of such growth in the future. Our growth rate may be affected by global economic conditions generally, and the current economic slowdown, in particular.

Our quarterly and annual operating results are subject to fluctuations, which may cause our stock price to fluctuate or decline.

Historically, our quarterly operating results have varied from quarter to quarter, and we anticipate this pattern to continue. We typically realize a larger percentage of our annual revenue and earnings in the fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the next fiscal year. Our quarterly and annual operating results may be adversely affected by a wide variety of factors, including:

 .    our ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of our products;

 .    the impact of global economic conditions on the sales cycle;

 .    our ability to obtain and close large enterprise transactions;

 .    changes in product mix and our ability to anticipate changes in shipment patterns;

 .    our ability to identify and develop new technologies and to commercialize those technologies into new products;

 .    our ability to accurately select appropriate business models and strategies;

 .    our ability to make appropriate decisions which will position us to achieve further growth;

 .    our ability to identify, hire, train, motivate, and retain highly qualified personnel, and to achieve targeted productivity levels;

 .    our ability to identify, develop, deliver, and introduce in a timely manner new and enhanced versions of our products which anticipate market demand and address customer needs;

 .    market acceptance of business intelligence software generally and of new and enhanced versions of our products in particular;


 .    timing of new product announcements;

 .    our ability to establish and maintain a competitive advantage;

 .    changes in our pricing policies or those of our competitors and other competitive pressures on selling prices;

 .    size, timing, and execution of customer orders and shipments, including delays, deferrals, or cancellations of customer orders;

 .    number and significance of product enhancements and new product and technology announcements by our competitors;

 .    our reliance on third-party distribution channels as part of our sales and marketing strategy;

 .    the timing and provision of pricing protections and exchanges from certain distributors;

 .    changes in foreign currency exchange rates and issues relating to the conversion to the euro; and

 .    our ability to enforce our intellectual property rights.

These fluctuations could materially adversely affect our share price and our business, results of operations, and financial condition.

Our ability to adjust our expenses in the near term is limited, which could cause our profits to decrease.

In recent fiscal years, we have experienced an increase in our operating expenses as a result of decisions to invest in our sales channels, technical support, and research and development organizations. As a result of current economic conditions discretionary spending levels will be tempered; however, we will continue to selectively incur expenditures in areas that we view as strengthening our position in the marketplace. We base our operating expense budgets on expected revenue trends which are more difficult to predict in periods of economic uncertainty. If we do not meet revenue goals, we may not be able to meet reduced operating expense levels. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the price of our common shares may fall.

We may lose sales, or sales may be delayed, due to the long sales and implementation cycles for our products, which would reduce our revenues.

Our customers typically invest substantial time, money, and other resources when deciding to license our software products, in particular in situations where we are making large enterprise-wide sales. As a result, we may wait many months after our first contact with a customer while that customer seeks internal approval for the purchase of our products. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, by periods of economic uncertainty, our competitors may introduce new products or the customer's own budget and purchasing priorities may change. The time required for implementation of our product varies among our customers and may last several months, depending on our customer's needs. It may be difficult to install our products if the customer has complicated operation requirements, such as integrating databases, hardware, and software from different vendors. Also, if a customer hires a third party to install our products, we cannot be sure that our products will be installed successfully.

We rely, in part, on partners and other distribution channels to market and distribute our products, and any failure of these parties to do so could significantly harm our ability to expand our customer base, which would adversely affect our growth strategy.

Our sales and marketing strategy includes multi-tiered channels of third-party distributors, resellers, and original equipment manufacturers. We have developed a number of these relationships and intend to continue to develop new channel partner relationships. Our inability to attract effective channel partners, or these partners' inability to penetrate their respective market segments, or the loss of any of our channel partners as a result of competitive products offered by other companies or products developed internally by these channel partners or otherwise, could harm our ability to expand our customer base and, as a result, could cause our business to grow more slowly than forecasted or could result in additional, unanticipated expenses.

If we do not protect our intellectual property, we may not be competitive.

Our success depends in part on our ability to protect our proprietary rights in our intellectual property. We rely on certain intellectual property protections, including contractual provisions, patents, copyright, trademark and trade secret laws, to preserve our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as Canada or the United States.

To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses and materially disrupt the conduct of our business.

Intellectual property claims could be time consuming and costly to defend against, and, if we are unsuccessful, our ability to use intellectual property in the future could be limited or we may have to pay damages.

We may become increasingly subject to claims by third parties that our technology infringes their proprietary rights due to the growth of software products in our target markets and the overlap in functionality of these products. Regardless of their merit, any such claims could:

     .    be time consuming;

     .    be expensive to defend;

     .    divert management's attention and focus away from the business;

     .    cause product shipment delays; and

     .    require us to enter into costly royalty or licensing agreements.

On May 5, 2000, an action was filed in the United States District Court for the Northern District of California against us and our subsidiary Cognos Corporation by Business Objects S.A., for alleged patent infringement. The complaint alleges that our Impromptu product infringes Business Objects' United States Patent No. 5,555,403 entitled "Relational Database Access System using Semantically Dynamic Objects". The complaint seeks relief in the form of an injunction against us and unspecified damages. On May 30, 2000 we answered the complaint, denying all material allegations, and counterclaimed against Business Objects for a declaratory judgment that we are not infringing Business Objects' patent and that the patent is invalid. Based on the preliminary stage of the proceedings, we cannot estimate the financial impact, if any, at this time. If successful, a claim of infringement against us and our inability to license the infringed or similar technology on commercially reasonable terms could have a material adverse effect on our business, operating results, and financial condition.

The loss of our rights to use software licensed to us by third parties could significantly increase our operating expenses by forcing us to seek alternative technology and adversely affect our ability to compete.

In order to provide a complete business intelligence solution, we license certain technologies used in our products from third parties, generally on a non-exclusive basis. The termination of such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could delay our ability to ship certain of our products while we seek to implement alternative technology offered by other sources. In addition, alternative technology may not be available on commercially reasonable terms. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. We cannot assure you that we will be able to obtain licensing rights to the needed technology on commercially reasonable terms, if at all.

We face significant operational and financial risks associated with our international operations.

We derive a significant portion of our total revenues from international sales. International sales are subject to significant risks, including:

     . unexpected changes in legal and regulatory requirements and policy changes affecting our markets;
     .    changes in tariffs and other trade barriers;
     .    fluctuations in currency exchange rates;
     .    political and economic instability;
     . longer payment cycles and other difficulties in accounts receivable collection;
     .    difficulties in managing distributors and representatives;
     .    difficulties in staffing and managing foreign operations;
     .    difficulties in protecting our intellectual property; and
     .    potentially adverse tax consequences.

Each of these factors could materially impact our international operations and adversely affect our business as a whole.

Pursuing, completing, and integrating recent and potential acquisitions could divert management's attention and financial resources and may not produce the desired business results.

In the past we have made acquisitions of products and businesses. In the future, we may engage in additional selective acquisitions of other products or businesses that we believe are complementary to ours. We cannot assure you that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired product or business into our operations. Further, acquisitions may involve a number of special risks, including:

     .    diversion of management's attention;
     .    disruption to our ongoing business;
     .    failure to retain key acquired personnel;
     . difficulties in assimilating acquired operations, technologies, products, and personnel;
     .    unanticipated expenses, events, or circumstances; and
     .    assumption of legal and other undisclosed liabilities

If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, results of operations, and financial condition. Problems with an acquired business could have a material adverse effect on our performance as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, or shares may be issued which could cause a dilution to existing shareholders.

Failure to manage our growth may impact our operating results.

We expect to continue to grow our business. The expansion of our business and customer base has placed, and will continue to place, increased demands on our management, operating systems, internal controls, and financial resources. If not managed effectively, these increased demands may adversely affect the services we provide to our existing clients. In addition, our personnel, systems, procedures, and controls may be inadequate to support our future operations. Consequently, in order to manage our growth effectively, we may be required to increase expenditures to expand, train, and manage our employee base, improve our management, financial, and information systems and controls, or make other capital expenditures. Our results of operations and financial condition could be harmed if we encounter difficulties in effectively managing our growth.

If our product contains material defects, our ability to attract and retain customers may be harmed.

Our software products are complex and may contain errors or defects, particularly when first introduced, when new versions or enhancements are released, or when configured to individual customer computing systems. We currently have known errors and defects in our products. Despite testing conducted by us, additional defects and errors found in current versions, new versions, or enhancements of our products after commencement of commercial shipment could result in the loss of revenues or a delay in market acceptance. The occurrence of any of these events could cause us to lose customers or require us to pay damages to existing customers and, therefore, could seriously harm our business, operating results, and financial condition.

If a successful product liability claim is made against us, our business would be seriously harmed.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Despite this, it is possible that such limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. We have not experienced any product liability claims to date. However, the sale and support of our products may entail the risk of such claims, which are likely to be substantial in light of the use of our products in business-critical applications. A successful product liability claim could result in significant monetary liability and could seriously disrupt our business.

Currency fluctuations may adversely affect us.

A substantial portion of our revenues are earned in currencies other than U.S. dollars, and, similarly, a substantial portion of our operating expenses are incurred in currencies other than U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar and the euro, may have a material adverse effect on our business, financial condition, and operating results. Our policy with respect to foreign currency exposure is to manage financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. We enter into foreign exchange forward contracts to hedge portions of the net investment in various subsidiaries, typically between the United States dollar, the euro, the British pound, the German mark, and the Australian dollar.

Our executive management and other key personnel are essential to our business, and if we are not able to recruit and retain qualified personnel, our ability to develop, market, and support our products and services could be harmed.

We depend on the services of our key technical and management personnel. The loss of the services of any of these persons could have a material adverse effect on our business, results of operations, and financial condition. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, and retain highly qualified management, technical, sales, and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be able to attract, assimilate, or retain highly qualified technical and managerial personnel in the future. Our inability to attract and retain the necessary management, technical, sales, and marketing personnel may adversely affect our future growth and profitability.


Risks Related to Our Industry

We face intense competition and, if we fail to compete successfully, our business could be seriously harmed and our revenues could grow more slowly than expected.

We face substantial competition throughout the world, primarily from software companies located in the United States, Europe, and Canada. Some of our competitors have been in business longer than we have and have substantially greater financial and other resources with which to pursue research and development, manufacturing, marketing, and distribution of their products. We expect our existing competitors and potentially new competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved cost of ownership and performance characteristics. New product introductions by our competitors could cause a decline in sales, a reduction in the sales price, or a loss of market acceptance of our existing products. To the extent that we are unable to effectively compete against our current and future competitors, our ability to sell products could be harmed and our market share reduced. Any erosion of our competitiveness could have a material adverse effect on our business, results of operations, and financial condition.

If we do not respond effectively and on a timely basis to rapid technological change, our products and services may become obsolete and we could lose customers.

The markets for our products are characterized by:

     .    rapid and significant technological change;
     .    frequent new product introductions and enhancements;
     .    changing customer demands; and
     .    evolving industry standards.

We cannot assure you that our products will remain competitive, respond to market demands and developments and new industry standards, and not become obsolete. If we are unable to identify a shift in the market demand quickly enough, we may not be able to develop products to meet those new demands, or bring them to market in a timely way. In addition, failure to respond successfully to technological change may harm our ability to attract and retain customers.

Risks Related to External Conditions

Our stock price will fluctuate.

The market price of our common shares may be volatile and could be subject to wide fluctuations due to a number of factors, including:

     .    actual or anticipated fluctuations in our results of operations;
     . announcements of technological innovations or new products by us or our competitors;
     . changes in estimates of our future results of operations by securities analysts;
     . general industry changes in the business intelligence tools or solutions markets; or
     .    other events or factors.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high-technology companies and that often have been unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Similar litigation may occur in the future with respect to us, which could result in substantial costs, divert management's attention and other company resources, and have a material adverse effect upon our business, results of operations, and financial condition.

QUARTERLY RESULTS

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2001 and fiscal 2000.

On April 6, 2000 our Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to stockholders of record at the close of business on April 20, 2000. All historic consolidated results have been restated for the split.

                                             Fiscal 2000                                  Fiscal 2001
                               -----------------------------------------  --------------------------------------------
                                    First    Second     Third    Fourth        First     Second      Third     Fourth
                                  Quarter   Quarter   Quarter   Quarter      Quarter    Quarter    Quarter    Quarter
                               -----------------------------------------  --------------------------------------------
                                                  ($000s, except per share amounts, Canadian GAAP)
Revenue                          $81,645   $88,128   $97,753  $118,114     $108,698   $118,213   $124,638   $144,103
                               -----------------------------------------  --------------------------------------------
Operating expenses
  Cost of product license          1,054     1,001     1,456     1,724        1,729      1,713      1,925      1,948
  Cost of product support          3,095     3,336     3,608     3,719        4,274      4,071      4,551      4,924
  Selling, general, and
   administrative                 53,478    56,263    63,183    71,903       74,295     77,601     83,109     92,627
  Research and development        12,197    12,845    13,574    14,932       15,854     16,507     16,854     18,049
  Investment tax credits          (1,167)   (1,163)   (2,177)   (1,700)      (1,338)    (1,297)    (2,765)    (1,290)
                               -----------------------------------------  --------------------------------------------

Total operating expenses          68,657    72,282    79,644    90,578       94,814     98,595    103,674    116,258
                               -----------------------------------------  --------------------------------------------

Operating income                 $12,988   $15,846   $18,109  $ 27,536     $ 13,884   $ 19,618   $ 20,964   $ 27,845
                               =========================================  ============================================

Net income                        $9,796   $11,768   $12,782  $ 20,196     $ 10,915   $ 15,443   $ 15,392   $ 20,986
                               =========================================  ============================================

Net income per share
   Basic                           $0.11     $0.14     $0.15     $0.23        $0.13      $0.18      $0.17      $0.24
                               =========================================  ============================================

   Fully diluted                   $0.11     $0.14     $0.15     $0.23        $0.13      $0.17      $0.17      $0.23
                               =========================================  ============================================


Our sales cycle may span nine months or more, depending on factors such as the size of the transaction, the product involved, the length of the customer relationship, the timing of our new product introductions and product introductions by others, the level of sales management activity, and general economic conditions. Delays in closing product licensing transactions at or near the end of any quarter may have a materially adverse effect on the financial results for that quarter. While we take steps to minimize the impact of such delays, there can be no assurance that such delays will not occur. (See Certain Factors That May Affect Future Results).

COGNOS INCORPORATED

REPORT OF MANAGEMENT

The Corporation's management is responsible for preparing the accompanying consolidated financial statements in conformity with Canadian generally accepted accounting principles. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

The Corporation maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Corporation's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Ernst & Young LLP, the independent auditors appointed by the stockholders, have been engaged to conduct an examination of the consolidated financial statements in accordance with generally accepted auditing standards, and have expressed their opinion on these statements. During the course of their audit, Ernst & Young LLP reviewed the Corporation's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee; all members are outside Directors. The Committee meets four times annually to review audited and unaudited financial information prior to its public release. The Committee also considers, for review by the Board of Directors and approval by the stockholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Corporation's operations, is consistent and reliable, and is relevant for the informed evaluation of the Corporation's activities.


/s/ James M. Tory       /s/ Ron Zambonini           /s/ Donnie M. Moore
James M. Tory           Ron Zambonini               Donnie M. Moore
Chairman                President and               Senior Vice President,
                        Chief Executive Officer     Finance & Administration,
                                                    and Chief Financial Officer

COGNOS INCORPORATED

AUDITORS' REPORT

To the Board of Directors and Stockholders of Cognos Incorporated:

We have audited the consolidated balance sheets of Cognos Incorporated as at February 28, 2001 and February 29, 2000 and the consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at February 28, 2001 and February 29, 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2001, in accordance with Canadian generally accepted accounting principles.

On March 30, 2001, we reported separately to the Board of Directors and Stockholders of Cognos Incorporated on financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.



                                                         /s/ Ernst & Young LLP
Ottawa, Canada                                           Ernst & Young LLP
March 30, 2001                                           Chartered Accountants

                        CONSOLIDATED STATEMENTS OF INCOME

                    (US$000s except share amounts, CDN GAAP)

                                                                                 Years Ended the Last Day of February
                                                             Note                 2001            2000           1999
-----------------------------------------------------------------------------------------------------------------------

Revenue
   Product license                                                            $262,766        $203,299       $158,393
   Product support                                                             147,589         118,061         93,311
   Services                                                                     85,297          64,280         49,421
-----------------------------------------------------------------------------------------------------------------------
Total revenue                                                                  495,652         385,640        301,125
-----------------------------------------------------------------------------------------------------------------------

Operating expenses
   Cost of product license                                                       7,315           5,235          5,738
   Cost of product support                                                      17,820          13,758         11,166
   Selling, general, and administrative                                        327,632         244,827        178,295
   Research and development                                                     67,264          53,548         42,274
   Investment tax credits                                                       (6,690)         (6,207)       (14,880)
-----------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                       413,341         311,161        222,593
-----------------------------------------------------------------------------------------------------------------------

Operating income                                                                82,311          74,479         78,532
Interest expense                                                6                 (786)           (718)          (527)
Interest income                                                                 12,386           7,454          6,430
-----------------------------------------------------------------------------------------------------------------------

Income before taxes                                                             93,911          81,215         84,435
Income tax provision                                            9               31,175          26,673         26,313
-----------------------------------------------------------------------------------------------------------------------

Net income                                                                    $ 62,736        $ 54,542       $ 58,122
=======================================================================================================================


Net income per share                                           10
   Basic                                                                         $0.72           $0.63          $0.66
=======================================================================================================================
   Fully diluted                                                                 $0.71           $0.62          $0.65
=======================================================================================================================

Weighted average number of shares (000s)                       10
   Basic                                                                        87,324          85,972         87,416
=======================================================================================================================

   Fully diluted                                                                92,495          92,082         93,404
=======================================================================================================================

                            (See accompanying notes)

                           CONSOLIDATED BALANCE SHEETS

                               (US$000s, CDN GAAP)

                                                                                       February 28,       February 29,
                                                                      Note                    2001               2000
-----------------------------------------------------------------------------------------------------------------------

Assets
Current assets
  Cash and cash equivalents                                              8                $115,293           $132,435
  Short-term investments                                                 8                 119,265             64,284
  Accounts receivable                                                    2                 146,867            107,823
  Inventories                                                                                  730                806
  Prepaid expenses                                                                           8,648              8,470
-----------------------------------------------------------------------------------------------------------------------
                                                                                           390,803            313,818
Fixed assets                                                             3                  74,208             44,835
Other assets                                                             4                  46,780             37,445
-----------------------------------------------------------------------------------------------------------------------

                                                                                          $511,791           $396,098
=======================================================================================================================

Liabilities
Current liabilities
  Accounts payable                                                                        $ 28,256          $  22,908
  Accrued charges                                                                           21,798             17,540
  Salaries, commissions, and related items                                                  28,822             24,024
  Income taxes payable                                                                      17,548              3,548
  Current portion of long-term debt                                      6                      32              2,176
  Deferred revenue                                                                          96,674             77,167
-----------------------------------------------------------------------------------------------------------------------
                                                                                           193,130            147,363
Long-term liabilities                                                    5                   1,539              2,699
Deferred income taxes                                                    9                  16,402             21,730
-----------------------------------------------------------------------------------------------------------------------
                                                                                           211,071            171,792
-----------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies                                     5, 7, 13

Stockholders' Equity
Capital stock
  Common shares
      (2001 - 87,885,161; 2000 - 86,168,680)                            10                 134,791            104,223
Retained earnings                                                                          175,946            126,316
Accumulated other comprehensive income                                                     (10,017)            (6,233)
-----------------------------------------------------------------------------------------------------------------------
                                                                                           300,720            224,306
-----------------------------------------------------------------------------------------------------------------------

                                                                                          $511,791           $396,098
=======================================================================================================================

                            (See accompanying notes)

On behalf of the Board:

/s/ Douglas C. Cameron                                 /s/ James M. Tory
Douglas C. Cameron, Director                           James M. Tory, Chairman

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    (US$000s except share amounts, CDN GAAP)


                                                                                               Accumulated
                                                       Common Stock                                  Other
                                                 --------------------------    Retained      Comprehensive
                                                    Shares     Amount          Earnings             Income        Total
-----------------------------------------------------------    ---------------------------------------------------------
                                                  (000s)
-----------------------------------------------------------    ---------------------------------------------------------
Balances, February 28, 1998                        88,208        $ 85,718     $ 68,339           $ (6,752)    $147,305
Issuance of stock
  Stock option plans                                1,054           4,141                                        4,141
  Stock purchase plans                                 92             846                                          846
  Business acquisitions                               503           3,763                                        3,763
  Deferred stock-based compensation                  (489)         (3,467)                                      (3,467)
  Amortization of deferred stock-based
     compensation                                                      61                                           61
Repurchase of shares                               (3,006)         (3,005)     (31,132)                        (34,137)
Income tax effect related to stock options                            522                                          522
------------------------------------------------------------------------------------------------------------------------
                                                   86,362          88,579       37,207             (6,752)     119,034
------------------------------------------------------------------------------------------------------------------------
Net income                                                                      58,122                          58,122
Other comprehensive income
  Foreign currency translation adjustments                                                         (1,960)      (1,960)
------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                            58,122             (1,960)      56,162
------------------------------------------------------------------------------------------------------------------------
Balances, February 28, 1999                        86,362        $ 88,579     $ 95,329           $ (8,712)    $175,196
Issuance of stock
  Stock option plans                                1,973          15,420                                       15,420
  Stock purchase plans                                120           1,095                                        1,095
  Amortization of deferred stock-based
     compensation                                                     693                                          693
Repurchase of shares                               (2,286)         (2,458)     (23,555)                        (26,013)
Income tax effect related to stock options                            894                                          894
------------------------------------------------------------------------------------------------------------------------
                                                   86,169         104,223       71,774             (8,712)     167,285
------------------------------------------------------------------------------------------------------------------------
Net income                                                                      54,542                          54,542
Other comprehensive income
  Foreign currency translation adjustments                                                          2,479        2,479
------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                            54,542              2,479       57,021
------------------------------------------------------------------------------------------------------------------------
Balances, February 29, 2000                        86,169        $104,223     $126,316           $ (6,233)    $224,306
Issuance of stock
  Stock option plans                                1,816          18,574                                       18,574
  Stock purchase plans                                 73           2,018                                        2,018
  Business acquisitions                               253           9,070                                        9,070
  Deferred stock-based compensation                   154          (2,656)                                      (2,656)
  Amortization of deferred stock-based
     compensation                                                   1,233                                        1,233
Repurchase of shares                                 (580)           (881)     (13,106)                        (13,987)
Income tax effect related to stock options                          3,210                                        3,210
------------------------------------------------------------------------------------------------------------------------
                                                   87,885         134,791      113,210             (6,233)     241,768
------------------------------------------------------------------------------------------------------------------------
Net income                                                                      62,736                          62,736
Other comprehensive income
  Foreign currency translation adjustments                                                         (3,784)      (3,784)
------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                            62,736             (3,784)      58,952
------------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2001                        87,885        $134,791     $175,946           $(10,017)    $300,720
========================================================================================================================

                            (See accompanying notes)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               (US$000s, CDN GAAP)

                                                                                 Years Ended the Last Day of February
                                                                                2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities
  Net income                                                               $  62,736       $  54,542       $  58,122
  Non-cash items
     Depreciation and amortization                                            30,754          24,228          17,602
     Amortization of deferred stock-based compensation                         1,233             693              61
     Amortization of other deferred compensation                               1,809           1,351             295
     Deferred income taxes                                                    (6,426)          4,756          (3,685)
     Loss on disposal of fixed assets                                            561             148             185
----------------------------------------------------------------------------------------------------------------------
                                                                              90,667          85,718          72,580
  Change in non-cash working capital
     Increase in accounts receivable                                         (39,824)        (32,818)        (12,805)
     Decrease (increase) in inventories                                           37              31            (267)
     Increase in prepaid expenses                                               (731)         (1,422)         (2,772)
     Increase in accounts payable                                              4,320           3,930           3,526
     Increase in accrued charges                                               3,145           1,004           2,568
     Increase in salaries, commissions, and related items                      5,630           4,394           5,806
     Increase (decrease) in income taxes payable                              14,262          (3,993)          5,624
     Increase in deferred revenue                                             21,467          26,374          10,358
----------------------------------------------------------------------------------------------------------------------
                                                                              98,973          83,218          84,618
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities
  Maturity of short-term investments                                         138,803         138,796          96,860
  Purchase of short-term investments                                        (195,386)       (146,238)       (116,093)
  Acquisition costs                                                          (11,377)         (2,146)         (9,174)
  Additions to fixed assets                                                  (51,963)        (28,096)        (21,147)
  Proceeds from the sale of fixed assets                                         759              24              12
----------------------------------------------------------------------------------------------------------------------
                                                                            (119,164)        (37,660)        (49,542)
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities
  Issue of common shares                                                      23,802          17,409           5,509
  Repurchase of shares                                                       (13,987)        (26,013)        (34,137)
  Repayment of long-term debt and long-term liabilities                       (5,293)           (467)           (107)
----------------------------------------------------------------------------------------------------------------------
                                                                               4,522          (9,071)        (28,735)
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       (1,473)          2,331          (2,338)
----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                         (17,142)         38,818           4,003

Cash and cash equivalents, beginning of period                               132,435          93,617          89,614
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                     115,293         132,435          93,617
Short-term investments, end of period                                        119,265          64,284          56,074
----------------------------------------------------------------------------------------------------------------------

Cash, cash equivalents, and short-term investments, end of period
                                                                            $234,558        $196,719        $149,691
======================================================================================================================

                            (See accompanying notes)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cognos Incorporated (the "Corporation") is a global provider of business intelligence software solutions. The Corporation develops, markets, and supports an integrated business intelligence platform that allows customers, as well as their partners, customers, and suppliers, to analyze and report data from multiple perspectives. The Corporation markets and supports these solutions both directly and through resellers worldwide.

Basis of Presentation

These consolidated financial statements have been prepared by the Corporation in United States (U.S.) dollars and in accordance with Canadian generally accepted accounting principles (GAAP), applied on a consistent basis.

Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. All but one of the subsidiaries are wholly owned. Intercompany transactions and balances have been eliminated.

Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive Income includes net income and "other comprehensive income." Other comprehensive income refers to changes in net assets from transactions and other events, and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders' Equity and excluded from net income. The only comprehensive income item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency.

Foreign Currency Translation

The financial statements of the parent company and its non-U.S. subsidiaries have been translated into U.S. dollars in accordance with The Canadian Institute of Chartered Accountants (CICA) Handbook, Section 1650, Foreign Currency Translation. The financial statements of the foreign subsidiaries are measured using local currency as the functional currency. All balance sheet amounts have been translated using the exchange rates in effect at the applicable year end. Income statement amounts have been translated using the weighted average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year to year have been reported as a separate component of Stockholders' Equity. Currency transaction gains and losses are immaterial for all periods presented.

Revenue

The Corporation recognizes revenue in accordance with Statement of Position
(SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation's product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is recognized net of an allowance for estimated returns provided all the requirements of SOP 97-2 have been met.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

Revenue from education, consulting, and other services is recognized at the time such services are rendered.

For contracts with multiple obligations (e.g., deliverable and undeliverable products, support obligations, education, consulting, and other services), the Corporation allocates revenue to each element of the contract based on objective evidence, specific to the Corporation, of the fair value of the element.

Cash, Cash Equivalents, and Short-Term Investments

Cash includes cash equivalents, which are investments that are generally held to maturity and have terms to maturity of three months or less at the time of acquisition. Cash equivalents typically consist of commercial paper, term deposits, banker's acceptances and bearer deposit notes issued by major North American banks, and corporate debt. Cash and cash equivalents are carried at cost, which approximates their fair value.

Short-term investments are investments that are generally held to maturity and have terms greater than three months at the time of acquisition. Short-term investments typically consist of commercial paper, Government of Canada Treasury Bills, and banker's acceptances. Short-term investments are carried at cost, which approximates their fair value.

Inventories

Inventories are comprised principally of finished goods and are stated at the lower of cost, on an average cost basis, and net realizable value.

Fixed Assets

Fixed assets are recorded at cost. Computer equipment and software, and the building, are depreciated using the straight line method. Office furniture is depreciated using the diminishing balance method. Building improvements are amortized using the straight line method over the life of the improvement. Leasehold improvements are amortized using the straight line method over either the life of the improvement or the term of the lease, whichever is shorter.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Corporation are accounted for as capital leases, as though the asset had been purchased and a liability incurred. All other leases are accounted for as operating leases.

Other Assets

This category includes acquired technology, goodwill, and other deferred compensation associated with various acquisitions, and deferred software development costs.

Acquired technology represents the discounted fair value of the estimated net future income-producing capabilities of software products acquired on acquisitions. Acquired technology is amortized over five years on a straight line basis. The Corporation evaluates the expected future net cash flows of the acquired technology at each reporting date, and adjusts to estimated fair value if necessary.

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is amortized over five years on a straight line basis. The Corporation evaluates the expected future net cash flows of the acquired businesses at each reporting date, and adjusts goodwill for any impairment.

Other deferred compensation includes cash consideration associated with acquisitions made by the Corporation. Other deferred compensation is recorded when its future payment is determinable and is payable contingent upon the continued tenure of the principals of the acquired companies who have become employees of the Corporation. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price.

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Research costs are expensed as incurred. For costs that are capitalized, the amortization is the greater of the amount calculated using either (i) the ratio that the appropriate product's current gross revenues bear to the total of current and anticipated future gross revenues for that product, or (ii) the straight line method over the remaining economic life of the product. Such amortization is recorded over a period not exceeding three years. The Corporation reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date. The Corporation did not capitalize any costs of internally-developed computer software to be sold, licensed or otherwise marketed in each of fiscal 2001, 2000, and 1999.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the tax rates and laws that are expected to be in effect when the differences reverse.

2. ACCOUNTS RECEIVABLE

Accounts receivable include an allowance for doubtful accounts of $6,056,000 and $4,734,000 as of February 28, 2001 and February 29, 2000, respectively.

3.       FIXED ASSETS

                                              2001                                2000
                                 --------------------------------    -------------------------------
                                                     Accumulated                        Accumulated
                                                    Depreciation                       Depreciation       Depreciation/
                                                             and                                and        Amortization
                                        Cost        Amortization            Cost       Amortization                Rate
                                 -------------    ---------------    -------------    --------------    ----------------
                                            ($000s)                            ($000s)
Computer equipment and
  software                           $ 72,100          $47,991          $ 63,334          $43,370                   33%
Office furniture                       27,756           12,538            21,602           11,317                   20%
Building and                                                                                                    Life of
  Leasehold improvements               17,438            5,350             8,160            3,726          Improvement/
                                                                                                             Lease Term
Land                                      775                -               820                -                    -
Building                               23,521            1,503             7,198            1,243                  2.5%
Construction in progress                    -                -             3,377                -                    -
                                 -------------    ---------------    -------------    --------------
                                      141,590          $67,382           104,491          $59,656
                                                   ==============                     ==============
                                      (67,382)                           (59,656)
                                 --------------                      -------------

Net book value                       $ 74,208                           $ 44,835
                                 ==============                      =============

Depreciation and amortization of fixed assets was $18,475,000, $13,898,000, and $10,760,000 in each of fiscal 2001, 2000, and 1999, respectively.


4.       OTHER ASSETS

Other assets as at February 28, 2001, and February 29, 2000, include acquired technology, goodwill, and other deferred compensation, and are disclosed net of amortization.

The Corporation recorded $23,421,000 of acquired technology, goodwill, workforce, and other deferred compensation in fiscal 2001, and $2,352,000 of goodwill and other deferred compensation in fiscal 2000. Amortization of other assets was $14,088,000, $11,681,000, and $7,082,000 in each of fiscal 2001,
2000, and 1999, respectively (see Note 5).

The Corporation did not capitalize any costs of internally-developed computer software to be sold, licensed, or otherwise marketed in each of fiscal 2001, 2000, and 1999, and recorded $0, $0, and $55,000 of corresponding amortization, respectively.


5.       ACQUISITIONS

Fiscal 2001 Acquisitions

On June 1, 2000, the Corporation acquired Powerteam OY, the Corporation's distributor in Finland. The shareholders of Powerteam OY will receive approximately $2,258,000 in cash over two years and could also receive cash payments not to exceed $500,000 over the next three years. The Corporation has conditioned a portion of the consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price.

On September 21, 2000, the Corporation acquired NoticeCast Software Ltd., based in Twickenham, United Kingdom. NoticeCast's Enterprise Event Management Software monitors business processes and delivers timely business intelligence notifications to business users across the enterprise via e-mail on their personal computer, hand-held or wireless device. The shareholders of NoticeCast Software Ltd. received approximately $9,000,000 in cash on closing and will receive 148,468 shares of the Corporation's common stock valued at approximately $4,820,000. The shares are being held in escrow by the Corporation and will be released on the second anniversary of the closing of the transaction.

On November 1, 2000, the Corporation completed the acquisition of Johnson & Michaels, Inc. (JAMI), a leading provider of business intelligence consulting services. The shareholders of JAMI will receive total cash consideration of approximately $3,915,000 over three years and 104,230 shares of the Corporation's common stock valued at $4,250,000 over the same period. Approximately $1,406,000 was paid and 39,085 shares were issued on closing; the remaining shares, all of which were issued, are being held in escrow by the Corporation and will be released on the first (33%), second (33%), and third (34%) anniversaries of the closing of the transaction. The Corporation has conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price. The deferred shares, valued at $2,656,000, are accounted for as an offset to capital stock.

The scheduled aggregate annual payments for the long-term liabilities related to these acquisitions are $921,000 and $1,539,000 in fiscal 2002 and 2003, respectively. Amounts due within twelve months are included in accrued charges.

The acquisitions have been accounted for using the purchase method. The results of operations of all three acquired companies prior to the acquisitions were not material, and thus pro forma information has not been provided. The results of the acquired companies have been combined with those of the Corporation from the date of the acquisition.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquistion date as follows: ($000s)

                                          Powerteam              NoticeCast             Johnson &
                                              OY              Software Inc.        Michaels, Inc.               Total
                                       ---------------     -----------------    ------------------    ----------------
Assets acquired
   Acquired technology                       $     -               $ 5,000                $    -             $ 5,000
   Other assets                                3,906                   450                   814               5,170
                                       ---------------     -----------------    ------------------    ----------------
                                               3,906                 5,450                   814              10,170
Liabilities assumed                           (2,502)               (1,580)                 (922)             (5,004)
Deferred tax credits                               -                (2,000)                    -              (2,000)
                                       ---------------     -----------------    ------------------    ----------------
Net assets acquired                            1,404                 1,870                  (108)              3,166
Goodwill                                         854                11,950                 3,545              16,349
                                       ---------------     -----------------    ------------------    ----------------
Purchase price                                $2,258               $13,820                $3,437             $19,515
                                       ===============     =================    ==================    ================
Purchase price consideration
   Cash                                      $   971               $ 9,000                $1,406             $11,377
   Deferred payment                            1,287                     -                   437               1,724
   Shares                                          -                 4,820                 1,594               6,414
                                       ---------------     -----------------    ------------------    ----------------
                                              $2,258               $13,820                $3,437             $19,515
                                       ===============     =================    ==================    ================
Other consideration
   Deferred cash                                   -                     -                 2,072               2,072
   Deferred shares                                 -                     -                 2,656               2,656
                                       ---------------     -----------------    ------------------    ----------------
Total consideration                           $2,258               $13,820                $8,165             $24,243
                                       ===============     =================    ==================    ================

Fiscal 2000 Acquisitions

On May 28, 1999, the Corporation completed the acquisition of Information Tools AG, the Corporation's distributor in Switzerland. The shareholders of Information Tools AG are to receive total consideration of approximately $657,000 of which $458,000 was received in cash during fiscal 2000. The remainder of the consideration ($199,000) is payable equally on the first and second anniversaries of the closing of the transaction. An amount not to exceed $500,000 could also be paid in contingent consideration. Of that amount, approximately $60,000 will be paid in fiscal 2002 relating to fiscal 2001 results, and approximately $120,000 was paid in fiscal 2001 relating to fiscal 2000 results. The Corporation has conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price.

On July 15, 1999, the Corporation completed the purchase of the entire outstanding minority interest in the Corporation's subsidiary in Singapore, Cognos Far East Pte Limited. The former minority shareholders of Cognos Far East Pte Limited received approximately $1,688,000 in cash upon completion of the purchase. No further consideration is due to the former minority shareholders of the subsidiary.

Both acquisitions have been accounted for using the purchase method. The results of operations of both acquired companies prior to the acquisition were not material, and thus pro forma information has not been provided. The results of both acquired companies have been combined with those of the Corporation since their respective dates of acquisition.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date as follows: ($000s)

                                                                           Cognos Far
                                                        Information         East Pte
                                                           Tools AG          Limited                Total
                                                  ------------------    -----------------     -----------------
Assets acquired                                          $ 683                 $    -                $  683
Liabilities assumed                                       (570)                     -                  (570)
                                                  ------------------    -----------------     -----------------
Net assets acquired                                        113                      -                   113
Goodwill                                                   544                  1,688                 2,232
                                                  ------------------    -----------------     -----------------
Purchase price                                           $ 657                 $1,688                $2,345
                                                  ==================    =================     =================
Purchase price consideration
   Cash                                                  $ 458                 $1,688                $2,146
   Deferred payment                                        199                      -                   199
                                                  ------------------    -----------------     -----------------
                                                         $ 657                 $1,688                $2,345
                                                  ==================    =================     =================
Other consideration
   Deferred cash                                           180                      -                   180
                                                  ------------------    -----------------     -----------------
Total consideration                                      $ 837                 $1,688                $2,525
                                                  ==================    =================     =================

Fiscal 1999 Acquisitions

On December 3, 1998, the Corporation completed the acquisition of substantially all the assets of Relational Matters including DecisionStream software. DecisionStream aggregates and integrates large volumes of transaction data with multidimensional data structures. Relational Matters will receive approximately $7,550,000 over three years and 250,980 shares of the Corporation's common stock valued at $1,823,000 over the same time period. The shares, all of which were issued, were placed in escrow on the closing of the transaction by the Corporation. A portion (40%) were released on the second anniversary of the closing of the transaction and the remainder (60%) will be released on the third anniversary of the closing of the transaction. The Corporation has conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price. The deferred shares, valued at $1,823,000, are accounted for as an offset to capital stock.

On February 24, 1999, the Corporation completed the acquisition of LEX2000 Inc., a developer of financial reporting, consolidation, budgeting, and forecasting systems, for a combination of cash and the Corporation's common stock. The shareholders of LEX2000 Inc. will receive approximately $7,444,000 over three years and 252,118 shares of the Corporation's common stock valued at $1,940,000 over the same time period. Approximately 14,200 shares were issued at closing; the remainder, all of which were issued, were placed in escrow on the closing of the transaction by the Corporation. A portion (50%) were released on the second anniversary of the closing of the transaction and the remainder (50%) will be released on the third anniversary of the closing of the transaction. The Corporation has conditioned a portion of the overall consideration on the continued tenure of certain employees. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price. The deferred shares, valued at $1,644,000 are accounted for as an offset to capital stock.

The scheduled aggregate annual payments for the long-term liabilities related to these two acquisitions are $2,893,000 in fiscal 2002. Amounts due within twelve months are included in accrued charges.

Both acquisitions have been accounted for using the purchase method. The results of operations of both acquired companies prior to the acquisitions were not material, and thus pro forma information has not been provided. The results of both acquired companies have been combined with those of the Corporation since their respective dates of acquisition.

Total consideration, including acquisition costs, was allocated based on estimated fair values on the acquisition date as follows: ($000s)

                                                       Relational
                                                          Matters              LEX2000                Total
                                                  ----------------    -----------------    -----------------
Assets acquired
   Acquired technology                                  $4,431              $12,640              $17,071
   Other assets                                             25                1,501                1,526
                                                  ----------------    -----------------    -----------------
                                                         4,456               14,141               18,597
Liabilities assumed                                        (37)              (2,869)              (2,906)
Deferred tax credits                                         -               (6,201)              (6,201)
                                                  ----------------    -----------------    -----------------
Net assets acquired                                      4,419                5,071                9,490
Goodwill                                                     -                    -                    -
                                                  ----------------    -----------------    -----------------
Purchase price                                          $4,419              $ 5,071             $  9,490
                                                  ================    =================    =================
Purchase price consideration
   Cash                                                 $4,419              $ 4,755             $  9,174
   Deferred payment                                          -                   20                   20
   Shares                                                    -                  296                  296
                                                  ----------------    -----------------    -----------------
                                                        $4,419              $ 5,071             $  9,490
                                                  ================    =================    =================
Other consideration
   Deferred cash                                        $3,131              $ 2,669             $  5,800
   Deferred shares                                       1,823                1,644                3,467
                                                  ----------------    -----------------    -----------------
Total consideration                                     $9,373              $ 9,384              $18,757
                                                  ================    =================    =================


6.       LONG-TERM DEBT

                                                                                 2001                2000
                                                                      -----------------     ---------------
                                                                                    ($000s)
Mortgage at 12.5% per annum, repayable in blended monthly
installments of principal and interest of Cdn $45,200 to
October 2000                                                                 $      -              $2,142

Other                                                                              32                  34
                                                                      -----------------     ---------------
                                                                                   32               2,176

Less current portion                                                              (32)             (2,176)
                                                                      -----------------     ---------------

                                                                             $      -          $        -
                                                                      =================     ===============

Interest expense on long-term debt was $166,000, $264,000, and $271,000 in fiscal 2001, 2000, and 1999, respectively.

7.  COMMITMENTS

Certain of the Corporation's offices, computer equipment, and vehicles are leased under various terms. The annual aggregate lease expense in each of fiscal 2001, 2000, and 1999, was $14,715,000, $12,205,000, and $9,219,000,
respectively.

The aggregate amount of payments for these operating leases, in each of the next five fiscal years and thereafter, is approximately as follows: ($000s)

2002                                    $13,810
2003                                     10,735
2004                                      7,352
2005                                      5,743
2006                                      3,141
Thereafter                                6,693


8.       FINANCIAL INSTRUMENTS

Foreign Exchange Forward Contracts

The Corporation's policy with respect to foreign currency exposure is to manage its financial exposure to certain foreign exchange fluctuations with the objective of neutralizing some of the impact of foreign currency exchange movements. To achieve this objective, the Corporation enters into foreign exchange forward contracts to hedge portions of the net investment in its various subsidiaries. As a result, the exchange gains and losses recorded on translation of the subsidiaries' financial statements are partially offset by the gains and losses attributable to the applicable foreign exchange forward contracts. Foreign exchange forward contracts are recorded at their estimated fair value. Realized and unrealized gains and losses from the applicable foreign exchange forward contracts are recorded as part of the foreign currency translation adjustments included in the Consolidated Statements of Stockholders' Equity.

The Corporation has foreign exchange conversion facilities that allow it to hold foreign exchange contracts of Cdn $130,000,000 (US $84,878,000) outstanding at any one time. The Corporation enters into foreign exchange forward contracts with major Canadian chartered banks, and therefore does not anticipate non-performance by these counterparties. The amount of the exposure on account of any non-performance is restricted to the unrealized gains in such contracts. As of February 28, 2001, the Corporation had foreign exchange forward contracts, with maturity dates ranging from March 29, 2001 to July 26, 2001, to exchange various foreign currencies in the amount of $15,173,000 (the estimated fair value was $15,353,000). As of February 29, 2000, the Corporation had foreign exchange forward contracts, with maturity dates ranging from March 30, 2000 to May 25, 2000, to exchange various foreign currencies in the amount of $6,239,000 (the estimated fair value was $6,428,000).

Concentration of Credit Risk

The investment of cash is regulated by the Corporation's investment policy, which is periodically reviewed and approved by the Audit Committee of the Board of Directors. The primary objective of the Corporation's investment policy is security of principal. The Corporation manages its investment credit risk through a combination of (i) a selection of securities with an acceptable credit rating; (ii) selection of term to maturity, which in no event exceeds one year in length; and (iii) diversification of debt issuers, both individually and by industry grouping.

Included in cash, cash equivalents, and short-term investments as of February 28, 2001 and February 29, 2000 were corporate debt amounts of $44,058,000 and $73,805,000, respectively. The corporate debt amounts as of February 28, 2001 and February 29, 2000 were with three and two distinct issuers, respectively. These amounts were repaid, in full, at maturity in March of their respective years. All the Corporation's short-term investments as of February 28, 2001 and February 29, 2000 had maturity dates before the end of June of their respective years. The Corporation's cash, cash equivalents, and short-term investments are denominated predominantly in Canadian and U.S. dollars.

The Corporation has an unsecured credit facility, subject to annual renewal, that includes an operating line and foreign exchange conversion facilities. The operating line permits the Corporation to borrow funds or issue letters of credit or guarantee up to an aggregate of Cdn $15,000,000 (US $9,794,000), subject to certain covenants. As of February 28, 2001 and February 29, 2000, there were no direct borrowings under this operating line.

There is no concentration of credit risk related to the Corporation's position in trade accounts receivable. Credit risk, with respect to trade receivables, is minimized because of the Corporation's large customer base and its geographical dispersion (see Note 12).

Fair Value of Financial Instruments

For certain of the Corporation's financial instruments, including accounts receivable, accounts payable, and other accrued charges, the carrying amounts approximate the fair value due to their short maturities. Cash and cash equivalents, short-term investments, long-term debt, and long-term liabilities are carried at cost, which approximates their fair value. Foreign exchange forward contracts are recorded at their estimated fair value.


9.       INCOME TAXES

Details of the income tax provision (recovery) are as follows: ($000s)

                                  2001               2000             1999
                        ----------------    ---------------    -------------
Current
   Canadian                    $27,357            $16,880         $ 15,581
   Foreign                      12,707              9,943            9,228
                        ----------------    ---------------    -------------
                                40,064             26,823           24,809
                        ----------------    ---------------    -------------
Deferred
   Canadian                     (5,727)             1,765            3,274
   Foreign                      (3,162)            (1,915)          (1,770)
                        ----------------    ---------------    -------------
                                (8,889)              (150)           1,504
                        ----------------    ---------------    -------------

Income tax provision           $31,175            $26,673          $26,313
                        ================    ===============    =============

The reported income tax provision differs from the amount computed by applying the Canadian rate to income before income taxes. The reasons for this difference and the related tax effects are as follows: ($000s)

                                                                 2001              2000             1999
                                                        ---------------    --------------    -------------
Expected Canadian tax rate                                       44.0%             44.0%            44.0%
                                                        ===============    ==============    =============

Expected tax provision                                       $ 41,320          $ 35,735         $ 37,151
Foreign tax rate differences                                  (14,603)          (10,422)         (10,906)
Net change in valuation allowance and other income tax
    benefits earned                                            (1,910)           (2,680)          (1,064)
Non-deductible expenses and non-taxable income                  4,121             2,876              193
Withholding tax on foreign income                               1,774             1,179              987
Other                                                             473               (15)             (48)
                                                        ---------------    --------------    -------------

Reported income tax provision                                $ 31,175          $ 26,673         $ 26,313
                                                        ===============    ==============    =============

Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes. Significant components of the Corporation's deferred tax assets and liabilities as of February 28, 2001 and February 29, 2000 are as follows:
($000s)

                                                         2001             2000
                                              -----------------  --------------
Deferred tax assets
   Net operating tax loss carryforwards               $ 3,822         $ 4,460
   Investment tax credits                                   -           1,404
   Deferred revenue                                     2,811           2,490
   Other                                                3,409           2,186
                                              -----------------  --------------
Total deferred tax assets                              10,042          10,540
Valuation allowance for deferred tax assets            (3,022)         (4,460)
                                              -----------------  --------------
Net deferred tax assets                                 7,020           6,080
                                              -----------------  --------------

Deferred tax liabilities
   Book and tax differences on assets                  14,737          16,069
   Reserves and allowances                              6,141           7,484
   Income tax credits                                   3,925           5,346
   Other                                               (1,381)         (1,089)
                                              -----------------  --------------
Total deferred tax liabilities                         23,422          27,810
                                              -----------------  --------------

Net deferred income tax liability                     $16,402         $21,730
                                              =================  ==============

The net change in the total valuation allowance for the years ended February 28, 2001 and February 29, 2000 was a decrease of $1,438,000 and $1,047,000, respectively.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. Although realization is not assured, management believes it is more likely than not that the net amount of the future tax asset will be realized. However, this estimate could change in the near term as future taxable income in these certain legal entities changes.

As of February 28, 2001, the Corporation had tax loss carryforwards of approximately $8,872,000 available to reduce future years' income for tax purposes. These losses expire as follows: ($000s)

2005-2011                                       $2,625
Indefinitely                                     6,247
                                           ------------

                                                $8,872
                                           ============

Income before taxes attributable to all foreign operations was $41,232,000, $37,215,000, and $39,219,000, in each of fiscal 2001, 2000, and 1999, respectively.

The Corporation has provided for foreign withholding taxes on the portion of the undistributed earnings of foreign subsidiaries expected to be remitted.

Income taxes paid were $13,537,000, $18,658,000, and $8,201,000, in each of fiscal 2001, 2000, and 1999, respectively.


10.      STOCKHOLDERS' EQUITY

Capital Stock

The authorized capital of the Corporation consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series. No series of preferred shares has been created or issued.

On April 6, 2000, the Corporation's Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to stockholders of record at the close of business on April 20, 2000. Share and per-share amounts have been adjusted retroactively for this split.

Share Repurchase Programs

The share repurchases made in the past three fiscal years were part of distinct open market share repurchase programs through the Nasdaq National Market. The share repurchases made in fiscal 2001 were part of two open market share repurchase programs. The program adopted in October 1999 expired on October 8, 2000. Under this program the Corporation repurchased 150,000 of its shares; all repurchased shares were cancelled. In October 2000, the Corporation adopted a new program that will enable it to purchase up to 4,403,510 common shares (not more than 5% of those issued and outstanding) between October 9, 2000 and October 8, 2001. This program does not commit the Corporation to make any share repurchases. Purchases will be made on the Nasdaq National Market at prevailing open market prices and paid out of general corporate funds. All repurchased shares will be cancelled.

The details of the share repurchases were as follows:

                                            2001                            2000                           1999
                                 ----------------------------    ---------------------------    --------------------------
                                   Shares          Cost           Shares           Cost          Shares          Cost
                                -------------  -------------   -------------   -------------  -------------  -------------
                                   (000s)        ($000s)          (000s)          ($000s)        (000s)         ($000s)

October 1997 program                     -     $         -              -      $         -         2,030        $23,463

October 1998 program                     -               -          2,186           24,689           976         10,674

October 1999 program                    50           2,041            100            1,324             -              -

October 2000 program                   530          11,946              -               -              -              -
                                -------------  -------------   -------------   -------------  -------------  -------------

                                       580         $13,987          2,286          $26,013         3,006        $34,137
                                =============  =============   =============   =============  =============  =============

The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

Stock Option Plans

As of February 28, 2001, the Corporation had stock options outstanding under two plans: 5,858,000 pertain to the 1997-2002 Stock Option Plan and 1,711,000 pertain to the 1993-1998 Stock Option Plan.

There were 14,000,000 shares of common stock originally reserved by the Board of Directors for issuance under the Corporation's 1997-2002 Stock Option Plan ("the Plan"), which was approved by the Corporation's shareholders in June 1997 and replaced the 1993-1998 Stock Option Plan. Options may be granted to directors, officers, employees, and consultants at such times and under such terms as established by the Plan. Options may be fully exercisable on the date of grant or may be exercisable in installments. Options will expire not later than 10 years from the date of grant or any shorter period as may be determined. All options are priced at the market price of the Corporation's shares on The Toronto Stock Exchange on the trading day preceding the date of grant. In June 1999, options were awarded to employees, executive officers, and directors. These options vest equally in April 2000, April 2001, April 2002, and April 2003, and expire in April 2007. In June 2000, options were awarded to employees, executive officers, and directors. These options vest equally in April 2001, April 2002, April 2003, and April 2004, and expire in April 2008. There were 7,266,000 options available for grant under the Plan as of February 28, 2001.

Under the 1993-1998 Stock Option Plan, options were awarded to directors, officers, and employees. For the options outstanding as of February 28, 2001, the vesting dates extend to September 2001 and the expiry dates range from April 2003 to September 2005. In April 1996, options were awarded to certain key officers under an executive option award. These options vested equally in April 1999, April 2000, and April 2001, and expire in April 2003. All options were priced at the market price of the Corporation's shares on The Toronto Stock Exchange on the trading day preceding the date of grant. The 1993-1998 Stock Option Plan expired on January 1, 1998.

Employee Stock Purchase Plan

This plan was approved by the Corporation's shareholders in July 1993 and was amended on May 19, 1999. The amended plan was approved by the Corporation's shareholders on June 22, 1999, and will terminate on November 30, 2002. Under the plan, 3,000,000 common shares were reserved for issuance. A participant in the Employee Stock Purchase Plan authorizes the Corporation to deduct an amount per pay period that cannot exceed five (5) percent of annual target salary divided by the number of pay periods per year. Deductions are accumulated during each of the Corporation's fiscal quarters ("Purchase Period") and on the first trading day following the end of any Purchase Period these deductions are applied toward the purchase of common shares. The purchase price per share is ninety (90) percent of the lesser of The Toronto Stock Exchange average closing price on (a) the first five trading days of the Purchase Period or (b) the last five trading days of the Purchase Period. All full-time and part-time permanent employees may participate in the plan.

Accounting for Stock Option and Stock Purchase Plans

Under Canadian GAAP, the benefits of the Corporation's stock option and purchase plans are not recognized as compensation expense. If the fair values of the options granted since fiscal 1996 had been recognized as compensation expense on a straight line basis over the vesting period of the grant (consistent with the method prescribed by FASB Statement No. 123), stock-based compensation costs would have reduced net income by $20,106,000, $9,096,000, and $8,239,000, reduced basic net income per share by $0.23, $0.11, and $0.09, and reduced fully diluted net income per share by $0.22, $0.10, and $0.09 in fiscal 2001, 2000, and 1999, respectively.

The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2001, 2000, and 1999, respectively: risk-free interest rates of 6.1%, 5.8%, and 5.5%, expected life of the options of 3.0 years, 2.8 years, and 2.9 years, expected volatility of 54%, 55%, and 56%, and for all years, a dividend yield of zero.

Activity in the stock option plans for fiscal 2001, 2000, and 1999 was as follows:

                                                 2001                        2000                        1999
                                       -------------------------   -------------------------    ------------------------
                                                      Weighted                    Weighted                    Weighted
                                                      Average                     Average                     Average
                                                      Exercise                    Exercise                    Exercise
                                         Options       Price         Options       Price          Options      Price
                                       -------------------------   -------------------------    ------------------------
                                         (000s)                       (000s)                      (000s)
Outstanding, beginning of year              7,270        $11.17          6,769     $ 9.72            6,571      $ 8.29
   Granted                                  2,537         34.02          2,772      11.18            1,935       13.33
   Exercised                               (1,816)        10.23         (1,973)      7.81           (1,054)       3.94
   Cancelled                                 (422)        18.21           (298)     11.73             (683)       9.52
                                       ------------                -------------                ------------
Outstanding, end of year                    7,569         17.81          7,270      11.17            6,769        9.72
                                       ============                =============                ============
Options exercisable at year end             1,607                        1,234                       1,460
                                       ============                =============                ============
Weighted average per share fair
value of options granted during
the year calculated using the
Black-Scholes option pricing model                       $14.07                    $ 4.59                       $ 5.54
                                                     ============               ============                ============

The following table summarizes significant ranges of outstanding and exercisable options held by directors, officers, and employees as of February 28, 2001:

                                                Options Outstanding                            Options Exercisable
                                ----------------------------------------------------     --------------------------------
                                                    Weighted           Weighted                              Weighted
   Range of Exercise                           Average Remaining    Average Exercise                     Average Exercise
         Prices                   Options            Life                Price             Options             Price
----------------------------    -----------    -----------------    ----------------     ------------    -----------------
                                  (000s)                                                   (000s)

   $8.30   -      $9.96           1,096         3.2 years               $ 8.48                392              $ 8.49
  $10.33   -     $10.45           2,754         5.6                      10.34                726               10.34
  $10.53   -     $13.11           1,140         5.2                      12.74                393               12.70
  $16.63   -     $26.44             355         7.3                      19.07                 60               18.20
  $26.54   -     $32.48             177         7.2                      29.24                 22               31.46
  $33.95   -     $34.18           1,882         7.1                      33.95                 14               33.95
  $35.26   -     $46.29             165         7.5                      40.25                  -                   -
                                -----------                                              ------------
                                  7,569         5.7                     $17.81              1,607              $11.27
                                ===========                                              ============

Deferred Stock-based Compensation

The Corporation recorded aggregate deferred stock-based compensation of $2,656,000, $0, and $3,467,000 in fiscal 2001, 2000, and 1999, respectively. In each year deferred stock-based compensation was recorded in connection with acquisitions made by the Corporation in which stock was issued to principals of the acquired companies, but held in escrow to be released on condition of continued tenure. Under generally accepted accounting principles, these amounts are accounted for as compensation rather than as a component of purchase price.

Net Income per Share

Net income per share is based on the weighted average number of shares outstanding during each year.

The reconciliation of the numerator and denominator for the calculation of net income per share and fully diluted net income per share is as follows: (000s, except per-share amounts)

                                                                                 2001           2000          1999
                                                                          ------------   ------------    ----------
Net Income per Share
   Net income                                                                 $62,736        $54,542       $58,122
                                                                          ============   ============    ==========
   Weighted average number of shares outstanding                               87,324         85,972        87,416
                                                                          ============   ============    ==========
   Net income per share                                                         $0.72          $0.63         $0.66
                                                                          ============   ============    ==========

Fully Diluted Net Income per Share
   Net income                                                                 $62,736        $54,542       $58,122
   Imputed interest                                                             2,496          2,941         2,571
                                                                          ------------   ------------    ----------
   Adjusted net income                                                        $65,232        $57,483       $60,693
                                                                          ============   ============    ==========

   Weighted average number of shares outstanding                               87,324         85,972        87,416
     Dilutive effect of stock options* and deferred stock-based
     compensation                                                               5,171          6,110         5,988
                                                                          ------------   ------------    ----------
     Adjusted weighted average number of shares outstanding                    92,495         92,082        93,404
                                                                          ============   ============    ==========
   Fully diluted net income per share                                           $0.71          $0.62         $0.65
                                                                          ============   ============    ==========

* All anti-dilutive options have been excluded.

Imputed earnings on the proceeds from the exercise of options are calculated using a 5% after-tax rate of return.


11.      PENSION PLANS

The Corporation operates a Retirement Savings Plan for the parent company and also operates various other defined contribution pension plans for its subsidiaries. The Corporation contributes amounts related to the level of employee contributions for both types of plans.

The pension costs in fiscal 2001, 2000, and 1999 were $4,248,000, $3,839,000, and $2,744,000, respectively.


12.      SEGMENTED INFORMATION

The Corporation operates in one business segment--computer software solutions. This segment engages in business activities from which it earns license, support, and services revenue, and incurs expenses. Within this business segment, the Corporation develops, markets, and supports two complementary lines of software solutions that are designed to satisfy enterprise-wide business-critical needs. The Corporation's business intelligence software solutions allow customers, as well as their partners, customers, and suppliers, to analyze and report data from multiple perspectives. The Corporation's client/server application development tools are designed to increase the productivity of system analysts and developers. Cognos products are distributed both directly and through resellers worldwide.

Revenue is derived from the licensing of software and the provision of related services, which include product support and education, consulting, and other services. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards. Customers may elect to contract with the Corporation for product support, which includes product and documentation enhancements, as well as telephone support, by paying either an annual fee or fees based on usage of support services.

The Corporation operates internationally, with a substantial portion of its business conducted in foreign currencies. Accordingly, the Corporation's results are affected by year-over-year exchange rate fluctuations of the United States dollar relative to the Canadian dollar, to various European currencies, and to a lesser extent, to other foreign currencies.

No single customer accounted for 10% or more of the Corporation's revenue during any of the last three fiscal years. In addition, the Corporation is not dependent on any single customer or group of customers, or supplier.

The accounting policies for the segment are the same as those described in the Summary of Significant Accounting Policies. The required financial information for segment profit and segment assets is the same as that presented in the Consolidated Financial Statements. Geographic information is as follows: ($000s)

                                              2001           2000          1999
                                      -------------  -------------  ------------
Revenue to external customers*
   U.S.A.                                 $281,907       $204,730      $153,827
   Canada                                   35,890         30,120        24,040
   United Kingdom                           44,381         44,972        41,563
   Europe                                  101,888         77,778        60,502
   Asia/Pacific                             31,586         28,040        21,193
                                      -------------  -------------  ------------

                                          $495,652       $385,640      $301,125
                                      =============  =============  ============

* Revenues are attributed to countries based on location of customer

Fixed assets
   Canada                                  $55,466        $31,055
   U.S.A.                                    9,510          8,659
   Other countries                           9,232          5,121
                                      -------------- -------------
                                           $74,208        $44,835
                                      ============== =============

Other assets
   Canada                                   $24,232       $11,740
   U.S.A.                                    22,548        25,705
                                      -------------- -------------
                                            $46,780       $37,445
                                      ============== =============


13.      LITIGATION

On May 5, 2000 an action was filed in the United States District Court for the Northern District of California against the Corporation and its subsidiary, Cognos Corporation (collectively "Cognos") by Business Objects S.A. ("Complainant"), for alleged patent infringement. The complaint alleges that the Corporation's Impromptu product infringes the Complainant's United States Patent No. 5,555,403 entitled "Relational Database Access System using Semantically Dynamic Objects". The complaint seeks relief in the form of an injunction against the Corporation and unspecified damages. On May 30, 2000 the Corporation answered the complaint, denying all material allegations, and counterclaimed against the Complainant for a declaratory judgment that the Corporation is not infringing on the Complainant's patent and that the patent is invalid. As these actions are at the preliminary stage, the Corporation cannot estimate the financial impact, if any, at this time.

In addition, the Corporation and its subsidiaries may, from time to time, be involved in other legal proceedings, claims, and litigation that arise in the ordinary course of business which the Corporation believes would not reasonably be expected to have a material adverse effect on the financial condition of the Corporation.


14.      COMPARATIVE RESULTS

Certain of the prior years' figures have been reclassified in order to conform to the presentation adopted in the current year.

SELECTED CONSOLIDATED FINANCIAL DATA

FIVE-YEAR SUMMARY

The following Selected Consolidated Financial Data has been derived from the Corporation's consolidated financial statements that have been audited by Ernst & Young LLP, independent chartered accountants. The Selected Consolidated Financial Data should be read in conjunction with the Consolidated Financial Statements and related Notes, and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

On April 6, 2000, the Board of Directors of the Corporation authorized a two-for-one stock split, effected in the form of a stock dividend, payable on or about April 27, 2000 to shareholders of record at the close of business on April 20, 2000. All historic consolidated results have been restated for the split.

                                                                                Years Ended the Last Day of February
----------------------------------------------------------------------------------------------------------------------
                                                        2001          2000          1999          1998           1997
----------------------------------------------------------------------------------------------------------------------

                                                                       (US$000s except share amounts, Canadian GAAP)

Statement of Income Data

Revenue                                           $495,652      $385,640      $301,125      $244,834       $198,185
----------------------------------------------------------------------------------------------------------------------
Operating expenses
   Cost of product license                           7,315         5,235         5,738         3,828          3,266
   Cost of product support                          17,820        13,758        11,166         9,694          9,634
   Selling, general, and administrative            327,632       244,827       178,295       143,493        114,617
   Research and development                         67,264        53,548        42,274        33,530         28,951
   Investment tax credits                           (6,690)       (6,207)      (14,880)       (9,432)        (3,683)
----------------------------------------------------------------------------------------------------------------------

Total operating expenses                           413,341       311,161       222,593       181,113        152,785
----------------------------------------------------------------------------------------------------------------------

Operating income                                    82,311        74,479        78,532        63,721         45,400
Interest expense                                      (786)         (718)         (527)         (481)          (427)
Interest income                                     12,386         7,454         6,430         5,340          4,524
----------------------------------------------------------------------------------------------------------------------
Income before taxes                                 93,911        81,215        84,435        68,580         49,497
Income tax provision                                31,175        26,673        26,313        19,638         12,708
----------------------------------------------------------------------------------------------------------------------

Net income                                       $  62,736     $  54,542     $  58,122     $  48,942      $  36,789
======================================================================================================================
Net income per share
   Basic                                             $0.72         $0.63         $0.66         $0.55          $0.43
   Fully diluted                                     $0.71         $0.62         $0.65         $0.54          $0.41

Weighted average number of shares (000s)
   Basic                                            87,324        85,972        87,416        88,414         86,298
   Fully diluted                                    92,495        92,082        93,404        96,082         95,390

Balance Sheet Data (at end of period)
Working capital                                   $197,673      $166,455      $123,343      $112,846       $103,727
Total assets                                       511,791       396,098       311,235       246,334        189,748
Total debt                                              32         2,176         2,612         2,457          2,655
Stockholders' equity                               300,720       224,306       175,196       147,305        115,912